June 20, 2008

William Thompson
Branch Chief
Mail Stop 3561
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Lazare Kaplan International Inc.
Form 10-K for the fiscal year ended May 31, 2007
File Date: August 29, 2007
Form 10-Q for Fiscal Quarter Ended February 29, 2008
File Date: April 14, 2008
File No. 1-7848*

Dear Mr. Thompson:

We respond as follows to the Staff’s additional comments received on May 19, 2008 relating to the above-captioned Annual Report on Form 10-K for the year ended May 31, 2007 and Form 10-Q for the period ended February 29, 2008. As previously agreed in a telephone conversation with your office, our response is hereby submitted on or before June 23, 2008. Please note that for the Staff’s convenience, we have recited each of the Staff’s additional comments and provided our response to each comment immediately thereafter.

Form 10-K for Fiscal Year Ended May 31, 2007:

Question #1 - Item 15. Exhibits and Financial Statement Schedules, page 15.

We note your response to comment two of our letter dated April 7, 2008. We further understand that the non-executive employee of the Company who exercised shares earlier this year has determined not to exercise his right of rescission and has released you from liability. Please confirm our understanding in this regard.

Response to Question #1:

We confirm your understanding that the non-executive employee of the Company who exercised shares earlier this year has declined to exercise his right of rescission and has released the Company from any liability related to this matter.

* Certain portions of this Letter have been redacted pursuant to a request for confidential treatment.

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Exhibit 13 – 2006 Annual Report to Security Holders:

Question #2 – Note 10. Investments in Unconsolidated Joint Ventures, page 30,

We reviewed you response to comment four in our letter dated April 7, 2008. It is unclear why the reported amount of equity method losses in fiscal year 2006 represent over 80% of the combined pre-tax loss of unconsolidated joint ventures in 2006. Please provide further clarification. In doing so, tell us the pretax income and net income of each equity methods investee for fiscal year 2006, and show us how these amounts multiplied by your economic interest in each of these entities reconciles to the $537,000 of equity in (income)/loss of joint ventures reported on your consolidated statements of operations for fiscal year 2006.

Response to Question #2:

The calculation of reported equity (income) / loss of joint ventures reported for fiscal 2006 follows:

(In thousands)
	Pre-Tax	Net		Equity in
	(Income) /	(Income) /	Economic	(Income) / loss
Equity Method Investee	Loss	Loss	Interest	of joint venture
Gemang Diamantes Angola Ltd.	[ * ]	[ * ]	[ * ]	[ * ]
Bellataire LLC / Bellataire International LLC	[ * ]	[ * ]	[ * ]	[ * ]
Nozala Diamonds (Proprietary) Ltd.	[ * ]	[ * ]	[ * ]	[ * ]
Equity in (Income)/loss of joint ventures	[ * ]	[ * ]		[ * ]

Question #3 – Note 10 Investments in Unconsolidated Joint Ventures

With respect to entities in which you hold disproportionate voting and economic interests, please tell us in detail why these entities are not variable interest entities subject to the consolidation provisions of FIN 46R. Refer, for guidance, and specifically address the conditions in paragraphs 4 and 5 of FIN 46R. Also, please be sure to tell us whether you provide debt guarantees or other financial support to these entities, in addition to your equity interest, and if so, how this factored in to your assessment of the applicability of FIN 46R. In addition, to the extent applicable, please tell us why you are not the primary beneficiary. Finally, provide us copies of the applicable partnership and other operating agreements.

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Response to Question #3:

In determining the appropriate accounting treatment of the joint ventures, we considered FASB Interpretation No. 46(‘R), Consolidation of Variable Interest Entities (“FIN 46(‘R)”) and Accounting Research Bulletin No. 51, Consolidated Financial Statements (“ARB51”). The Company holds a disproportionate voting and economic interest in one entity, Nozala Diamonds (Proprietary) Ltd. (“Nozala”), where the Company holds a [*] voting interest and currently a [*] economic interest. The Company provides a guarantee of certain of Nozala’s indebtedness in proportion to its current economic interest ($0.1 million at May 31, 2007). Based on the foregoing, the Company considers Nozala to be a variable interest entity in which it is the primary beneficiary.

[*] 1, 2, 3

Accordingly, the Company believes it is appropriate to account for its investment in Nozala using the equity method of accounting.

Form 10-Q for Fiscal Quarter Ended February 29, 2008

Question #4 – Consolidated Statements of Cash Flows, page 5.

We note that the amounts in the line item captioned “effect of foreign currency translation adjustment” equal the foreign currency translation adjustments included in other comprehensive income for each period presented. Please explain to us how your computation of the amounts included in this line item on your statements of cash flows complies with paragraph 25 of SFAS 95. Otherwise, tell us how you plan to revise future filings to properly report the effect of exchange rate changes on cash and cash equivalents in accordance with SFAS 95.

Response to Question #4:

The Company’s foreign sales are denominated in U.S. dollars, with the exception of those sales made by the Company’s subsidiary, Lazare Kaplan Japan Inc. which are denominated in Japanese yen. The functional currency of Lazare Kaplan Japan Inc. is the Japanese yen. The functional currency of the Company’s other operations is the U.S. dollar.

Prospectively, the Company will incorporate foreign currency derived cash flows for Lazare Kaplan Japan Inc. at their weighted average exchange rate for the reporting period in its consolidated statement of cash flows.

1 [*]

2 [*]

3 [*]

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Notes to Consolidated Financial Statements, page6

Question #5 – Note 2. Accounting Policies, page 6
Other income, page 7

Please tell us in detail the basis in GAAP for recording the one-time fee associated with your licensing agreement as income rather than deferring the fee for recognition over future periods. Please be sure to address whether you believe the up-front fee represents the culmination of a separate and distinct earnings process, and if so, provide us support for your belief. In responding to the comment, please consider whether the terms, conditions and amount of the upfront fees were negotiated in conjunction with the pricing of the other elements of the arrangement. For example, was the purchaser willing to pay a greater upfront fee for the license right based on an expectation of lower unit prices for products to be delivered in the future under the exclusive sales agreement? Also, would the license rights have any utility to the purchaser separate and independent of your performance under the other elements of the arrangements? In this regard, we assume you have a continuing obligation to sell to the purchaser all products needed for resale. Please be sure your response is clear in terms of why the earnings process is completed simply by originating this arrangement, rather than by performing over time under the terms of both the exclusive sales agreement and license agreement. We may have further comment.

Response to Question #5:

In determining the appropriate accounting treatment for the one-time fee received during the third fiscal quarter ended February 29, 2008 the Company considered Emerging Issues Task Force # 00-21 Revenue Arrangements with Multiple Deliverables. In so doing, the Company concluded it was proper to jointly consider the multiple deliverables in two separate agreements, a License Agreement between the Company and its Japanese licensee (“the Customer”), and a separate Exclusive Sales Agreement between the Company, its subsidiary responsible for Japanese operations and the Customer.

In analyzing the agreement the Company concluded that it did not have sufficient objective and reliable evidence to determine the fair value of the License Agreement, i.e., the delivered consideration. It did however, have sufficient objective and reliable evidence to determine the fair value of the Exclusive Sales Agreement, i.e., the undelivered consideration. Accordingly, in accordance with EITF #00-21 paragraph 12 the Company used the residual method to allocate to the delivered item(s) an amount equal to the total arrangement consideration less the aggregate fair value of the undelivered item(s).

[*]

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Having concluded the amount of revenue to be allocated to the License Agreement, the Company considered the period over which such revenue should be recognized. In this regard, the Company noted the following:

[*]

Based on the foregoing the Company viewed the earnings process as complete and it was appropriate to record the one-time fee as income rather than deferring the fee for recognition over future periods.

If you have any questions, please do not hesitate to contact me. My direct telephone number is 212-857-7672. My direct facsimile number is 212-697-3197.

Sincerely,

/s/ William H. Moryto

William H. Moryto
Vice President and Chief Financial Officer

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Exhibit A

[*]

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